UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into Maxeon Solar Technologies, Ltd.’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Title

99.1	Underwriting Agreement, dated May 17, 2023, by and among Maxeon Solar Technology, Ltd., TotalEnergies Solar INTL SAS, BofA Securities, Inc. and Morgan Stanley & Co. LLC

99.2	Ordinary Share Purchase Agreement, dated May 16, 2023, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 7.10 to Amendment No. 3 to Schedule 13D filed by Zhonghuan Singapore Investment and Development Pte. Ltd. with the Securities and Exchange Commission on May 17, 2023)

99.3	Opinion of Jones Day

99.4	Consent of Jones Day (included in Exhibit 99.3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

May 19, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer